04043927

SEC MAIL PROCESSING
SEP 2 7 2004
WASH. D.C. 202 SECTION

PE
6-30-04

FINANCIAL CORP.

THE HOLDING COMPANY OF WEST VIEW SAVINGS BANK

PROCESSED
SEP 2 9 2004
THOMSON FINANCIAL

2004 Annual Report



West View Savings Bank
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TABLE OF CONTENTS

FINANCIAL CORPORATION

-THE HOLDING COMPANY OF WEST VIEW SAVINGS BANK-

To Our Stockholders:

During fiscal 2004, the level of market interest rates remained low due to the Federal Reserve's accommodative monetary policy and the continued weakness in the national economy. Geopolitical tensions (including the war in Iraq and the ongoing threat of terrorism), rising oil prices, moderate job creation and reduced corporate earnings have all contributed to a slow economic recovery. In the Pittsburgh region, manufacturing employment has fallen about 16.4% from its peak prior to the 2001 recession. Payrolls in transportation remain depressed largely due to cutbacks by US Airways.

A firmer national economy will provide some relief to manufacturers and providers of business services in the Pittsburgh area. Longer term, Pittsburgh's efforts to attract high-tech and biotech industries will contribute to growth. As economic conditions improve, we anticipate an eventual rise in market interest rates. The Federal Open Market Committee has increased its intended federal funds rate by twenty-five basis points at both their June 30 and August 10, 2004 meetings.

Company net income totaled $2.3 million and continued to be constrained by low market interest rates. However, we are pleased to report significant accomplishments were made during fiscal 2004. The Company continued to invest in its technology platform by introducing free online banking and Internet bill paying services. Our 3.63% dividend yield significantly exceeds both the PA median of 2.03% and the federal funds targeted rate of 1.25% at June 30, 2004. In the July 2004 issue of U.S. Banker Magazine, the Company's 14.3% 3-year return on average equity was ranked #44 of the Nation's Top 200 Publicly Traded Community Banks. We believe that these factors contributed to the Company's 149% market premium to book value at June 30, 2004.

Fiscal 2005 will undoubtedly bring its own set of challenges and opportunities. The board of directors and employees will continue to work hard to earn a competitive rate of return for our stockholders while meeting the banking needs of our customers. Please continue to recommend West View Savings Bank to your family, friends and neighbors.

DAVID J. BURSIC
President and
Chief Executive Officer

DONALD E. HOOK
Chairman of the Board

FIVE YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	As of or For the Year Ended June 30,				
	2004	2003	2002	2001	2000
	(Dollars in Thousands, except per share data)				
Selected Financial Data:					
Total assets	$ 433,624	$ 367,188	$ 404,911	$ 396,440	$ 409,618
Net loans receivable	67,968	91,669	152,905	185,179	183,295
Mortgage-backed securities	75,590	111,879	82,543	64,132	73,673
Investment securities	273,589	147,482	151,384	129,593	137,502
Savings deposit accounts	159,318	169,316	174,659	178,029	169,508
FHLB advances	149,736	153,390	159,937	161,494	104,500
Other borrowings	91,639	9,453	33,731	20,660	101,025
Stockholders' equity	29,199	30,618	30,253	28,645	26,911
Non-performing assets and troubled debt restructurings(1)	2,171	3,481	5,279	5,016	4,050
Selected Operating Data:					
Interest income	$ 16,006	$ 19,231	$ 23,760	$ 29,185	$ 27,987
Interest expense	10,987	11,810	14,025	18,561	16,933
Net interest income	5,019	7,421	9,735	10,624	11,054
Provision for loan losses	(794)	(228)	57	788	150
Net interest income after provision for loan losses	5,813	7,649	9,678	9,836	10,904
Non-interest income	715	725	687	669	573
Non-interest expense	3,607	3,956	4,104	3,787	4,629
Income before income tax expense	2,921	4,418	6,261	6,718	6,848
Income tax expense	619	1,070	1,813	1,956	2,469
Net income	$ 2,302	$ 3,348	$ 4,448	$ 4,762	$ 4,379
Per Share Information:					
Basic earnings	$ 0.91	$ 1.28	$ 1.63	$ 1.70	$ 1.48
Diluted earnings	$ 0.90	$ 1.28	$ 1.63	$ 1.69	$ 1.47
Dividends per share	$ 0.64	$ 0.64	$ 0.64	$ 0.64	$ 0.64
Dividend payout ratio	70.33%	50.00%	39.26%	37.65%	43.24%
Book value per share at period end	$ 11.84	$ 11.86	$ 11.30	$ 10.40	$ 9.35
Average shares outstanding:					
Basic	2,535,796	2,617,576	2,723,891	2,804,125	2,953,720
Diluted	2,544,404	2,624,395	2,732,491	2,815,867	2,977,089

	As of or For the Year Ended June 30,				
	2004	2003	2002	2001	2000
Selected Operating Ratios(2):					
Average yield earned on interest-earning assets(3)	4.27%	5.36%	6.41%	7.51%	7.41%
Average rate paid on interest-bearing liabilities	3.13	3.57	4.13	5.21	4.91
Average interest rate spread(4)	1.14	1.79	2.28	2.30	2.50
Net interest margin(4)	1.47	2.19	2.74	2.83	2.97
Ratio of interest-earning assets to interest-bearing liabilities	111.76	112.56	112.34	111.33	110.57
Non-interest expense as a percent of average assets	0.91	1.05	1.07	0.94	1.20
Return on average assets	0.58	0.89	1.16	1.19	1.14
Return on average equity	7.64	10.97	14.85	17.17	16.27
Ratio of average equity to average assets	7.02	8.10	7.78	6.92	6.99
Full-service offices at end of period	5	5	5	5	5
Asset Quality Ratios(2):					
Non-performing loans and troubled debt restructurings as a percent of net total loans(1)	3.19%	3.80%	3.30%	2.71%	2.21%
Non-performing assets as a percent of total assets(1)	0.19	0.95	1.30	1.27	0.99
Non-performing assets and troubled debt restructurings as a percent of total assets	0.50	0.95	1.30	1.27	0.99
Allowance for loan losses as a percent of total loans receivable	1.97	2.68	1.77	1.47	1.06
Allowance for loan losses as a percent of non-performing loans	165.46	72.68	54.68	55.08	48.72
Charge-offs to average loans receivable outstanding during the period	0.68	0.00	0.04	0.01	0.01
Capital Ratios(2):					
Tier 1 risk-based capital ratio	18.65%	14.30%	13.42%	14.15%	14.05%
Total risk-based capital ratio	19.62	15.57	14.66	15.40	15.11
Tier 1 leverage capital ratio	6.92	8.42	7.69	7.35	6.69

(1) Non-performing assets consist of non-performing loans and real estate owned ("REO"). Non-performing loans consist of non-accrual loans and accruing loans greater than 90 days delinquent, while REO consists of real estate acquired through foreclosure and real estate acquired by acceptance of a deed in lieu of foreclosure.

(2) Consolidated asset quality ratios and capital ratios are end of period ratios, except for charge-offs to average net loans. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

(3) Interest and yields on tax-exempt loans and securities (tax-exempt for federal income tax purposes) are shown on a fully taxable equivalent basis.

(4) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

When used in this Annual Report, or, in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to forward looking statements to reflect events or circumstances after the date of statements or to reflect the occurrence of anticipated or unanticipated events.

GENERAL

WVS Financial Corp. ("WVS" or the "Company") is the parent holding company of West View Savings Bank ("West View" or the "Savings Bank"). The Company was organized in July 1993 as a Pennsylvania-chartered unitary bank holding company and acquired 100% of the common stock of the Savings Bank in November 1993.

West View Savings Bank is a Pennsylvania-chartered, SAIF-insured stock savings bank conducting business from six offices in the North Hills suburbs of Pittsburgh. The Savings Bank converted to the stock form of ownership in November 1993. The Savings Bank had no subsidiaries at June 30, 2004.

The operating results of the Company depend primarily upon its net interest income, which is determined by the difference between income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing liabilities, which consist primarily of deposits and borrowings. The Company's net income is also affected by its provision for loan losses, as well as the level of its non-interest income, including loan fees and service charges, and its non-interest expenses, such as compensation and employee benefits, income taxes, deposit insurance and occupancy costs.

The Company's strategic focus includes:

Interest Rate Risk Management – During the past three fiscal years, market interest rates have plummeted and remained at 45 year lows. The Federal Reserve Board's accommodative monetary policy, coupled with increased fiscal stimulus, should lead to an economic recovery which began during fiscal 2004. History has shown that economic recoveries are generally accompanied by higher levels of market interest rates. While these low market interest rates have impacted net income, the Company is well positioned for an eventual rise in market interest rates.

Enhancing Stockholder Value – During fiscal 2004, the Company maintained its quarterly cash dividends, which yielded 3.63% at June 30, 2004.

Commitment to Capital Management – The Company continued to balance the need to retain capital for future growth, paying an attractive cash dividend and supplement market liquidity with our Sixth and Seventh Common Stock Buyback Programs.

Strong Net Income – During fiscal 2004, the Company earned $2.3 million or $0.91 per share (basic) and $0.90 per share (diluted). Fiscal 2004 return on average stockholders' equity was 7.64% while return on average assets totaled 0.58%.

Substantial Core Deposits - As of June 30, 2004, $94.0 million or 59.0% of West View's total deposits consisted of regular savings and club accounts, money market deposit accounts, and checking accounts. Approximately $45.8 million or 48.7% of core deposits consisted of regular savings and club accounts. Core deposits are considered to be more stable and lower cost funds than certificates of deposit and other borrowings.

Community Based Lending – Due to low market interest rates, West View has limited the portfolio origination of thirty year mortgage loans. Thirty year mortgage loans continue to be originated on a correspondent basis. Portfolio loan originations have focused on multi-family and commercial real estate loans, construction loans, consumer loans and small business loans for business equipment and inventory.

Strong Non-interest Expense Ratios - For the fiscal years ended June 30, 2004, 2003 and 2002, the Company's ratios of non-interest expense to average assets were 0.91%, 1.05% and 1.07%, respectively. In fiscal 2004, the Company introduced Internet banking and online bill paying to increase customer satisfaction and loyalty.

CHANGES IN FINANCIAL CONDITION

Condensed Balance Sheet

	June 30, 2004	June 30, 2003	Change Dollars	Change Percentage
	(Dollars in Thousands)			
Cash and interest-earning deposits	$ 3,054	$ 2,815	$ 239	8.5%
Investment securities(1)	281,121	155,279	125,842	81.0
Mortgage-backed securities	75,590	111,879	(36,289)	-32.4
Net loans receivable	67,968	91,669	(23,701)	-25.9
Total assets	433,624	367,188	66,436	18.1
Deposits	160,563	170,926	(10,363)	-6.1
FHLB and other borrowings	241,375	162,843	78,532	48.2
Total liabilities	404,425	336,570	67,855	20.2
Total equity	29,199	30,618	(1,419)	-4.6

(1) Includes Federal Home Loan Bank stock.

General. The $66.4 million increase in total assets was primarily comprised of a $125.8 million increase in investment securities including Federal Home Loan Bank ("FHLB") stock, a $993 thousand increase in trading assets and a $239 thousand increase in cash and cash equivalents, which were partially offset by a $36.3 million decrease in mortgage-backed securities, a $23.7 million decrease in net loans receivable, a $344 thousand decrease in accrued interest receivable, a $154 thousand decrease in premises and fixed assets and a $150 thousand decrease in other assets.

The $67.9 million or 20.2% increase in total liabilities was primarily comprised of a $82.2 million increase in other short-term borrowings, which was partially offset by a $10.4 million decrease in deposits, a $3.7 million decrease in FHLB advances and a $252 thousand decrease in accrued interest payable.

Total stockholders' equity decreased $1.4 million or 4.6% primarily due to the repurchase of $2.6 million of the Company's own common stock and $1.6 million of cash dividends paid to stockholders, which were partially offset by $2.3 million of Company net income and a $561 thousand increase in capital attributable to stock option exercises and Recognition and Retention Plan ("RRP") equity contributions. The Company believes that the repurchase of its common stock represented an attractive investment opportunity and favorably added to secondary market liquidity.

Cash on Hand and Interest-earning Deposits. Cash on hand and interest-earning deposits represent cash equivalents. Cash equivalents increased $239 thousand or 8.5% to $3.1 million at June 30, 2004 from $2.8 million at June 30, 2003. Increases in these accounts were primarily due to increases in customer transaction accounts.

Investments. The Company's overall investment portfolio increased $89.5 million or 33.5% to $356.7 million at June 30, 2004 from $267.2 million at June 30, 2003. Investment securities increased $125.8 million or 81.0% to $281.1 million at June 30, 2004. This increase was due primarily to purchases of U.S. Government Agency securities, which were partially offset by calls of U.S. Government Agency securities and maturities of investment grade corporate bonds. Mortgage-backed securities decreased $36.3 million or 32.4% to $75.6 million at June 30, 2004. This decrease was due primarily to principal repayments on the portfolio, which were partially offset by purchases of floating rate mortgage-backed securities.

Net Loans Receivable. Net loans receivable decreased $23.7 million or 25.9% to $68.0 million at June 30, 2004. The decrease in loans receivable was principally the result of higher levels of refinancing activity due to record low mortgage interest rates. As part of its asset/liability management strategy, the Company chose to invest substantially all of these proceeds into adjustable rate and short-term investment and mortgage-backed securities.

Deposits. Total deposits decreased $10.4 million or 6.1% to $160.6 million at June 30, 2004. Certificates of deposit decreased approximately $14.6 million or 18.3% due primarily to reduced levels of municipal time deposits, money market accounts decreased $465 thousand or 3.2% and escrow accounts decreased $365 thousand or 22.7%. Transaction accounts increased $3.4 million or 11.1% and savings accounts increased $1.7 million or 3.8%. The Savings Bank believes that these changes in depositor liquidity preferences are due to the relatively low level of market interest rates.

Borrowed Funds. Borrowed funds increased $78.5 million or 48.2% to $241.4 million at June 30, 2004. Other short-term borrowings increased $82.2 million or 869.4% to $91.6 million at June 30, 2004 and FHLB advances decreased $3.7 million or 2.4% to $149.7 million at June 30, 2004. The Company used these sums to fund investment purchases.

Stockholders' Equity. Total stockholders' equity decreased $1.4 million or 4.6% to $29.2 million at June 30, 2004. The decrease was principally attributable to the repurchase of $2.6 million of the Company's own common stock and $1.6 million of cash dividends paid to stockholders, which were partially offset by $2.3 million of Company net income and a $489 thousand increase in capital attributable to stock option exercises.

RESULTS OF OPERATIONS

Condensed Statements of Income

	June 30, 2004	Change	June 30, 2003	Change	June 30, 2002
		(Dollars in Thousands)			
Interest income	$16,006	($3,225) -16.8%	$19,231	($4,529) -19.1%	$23,760
Interest expense	$10,987	($823) -7.0%	$11,810	($2,215) -15.8%	$14,025
Net interest income	$5,019	($2,402) -32.4%	$7,421	($2,314) -23.8%	$9,735
Provision for loan losses	($794)	($566) 248.2%	($228)	($285) -500.0%	$57
Non-interest income	$715	($10) -1.4%	$725	$38 5.5%	$687
Non-interest expense	$3,607	($349) -8.8%	$3,956	($148) -3.6%	$4,104
Income tax expense	$619	($451) -42.1%	$1,070	($743) -41.0%	$1,813
Net income	$2,302	($1,046) -31.2%	$3,348	($1,100) -24.7%	$4,448

General. WVS reported net income of $2.3 million, $3.3 million and $4.4 million for the fiscal years ended June 30, 2004, 2003 and 2002, respectively. The $1.0 million or 31.2% decrease in net income during fiscal 2004 was primarily the result of a $2.4 million decrease in net interest income and a $10 thousand decrease in non-interest income, which were partially offset by a $566 thousand decrease in provisions for loan losses, a $451 thousand decrease in income tax expense and a $349 thousand decrease in non-interest expense. Earnings per share totaled $0.91 (basic) and $0.90 (diluted) for fiscal 2004 as compared to $1.28 (basic and diluted) for fiscal 2003. The decrease in earnings per share was due to a decrease in net income, which was partially offset by a reduction in the weighted average number of shares outstanding due to the Company's stock repurchases during fiscal 2004.

Average Balances, Net Interest Income and Yields Earned and Rates Paid. The following average balance sheet table sets forth at and for the periods indicated, information on the Company regarding: (1) the total dollar amounts of interest income on interest-earning assets and the resulting average yields; (2) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (3) net interest income; (4) interest rate spread; (5) net interest-earning assets (interest-bearing liabilities); (6) the net yield earned on interest-earning assets; and (7) the ratio of total interest-earning assets to total interest-bearing liabilities.

	For the Years Ended June 30,								
	2004			2003			2002		
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
	(Dollars in Thousands)								
Interest-earning assets:									
Net loans receivable(1)	$76,513	$5,180	6.77%	$127,970	$9,524	7.44%	$172,824	$13,224	7.65%
Net tax-free loans receivable(2)	-	-	0.00	-	-	0.00	199	26	13.28
Mortgage-backed securities	84,770	2,347	2.77	82,427	2,854	3.46	65,372	3,341	5.11
Investments - taxable	199,341	6,829	3.43	131,193	5,228	3.98	112,948	5,553	4.92
Investments - tax-free(2)	29,588	2,391	8.08	28,610	2,340	8.18	28,543	2,323	8.14
Interest-bearing deposits	2,079	9	0.43	2,362	11	0.47	1,766	10	0.57
Total interest-earning assets	392,291	16,756	4.27%	372,562	19,957	5.36%	381,652	24,477	6.41%
Non-interest-earning assets	3,949			4,113			3,386		
Total assets	$396,240			$376,675			$385,038		
Interest-bearing liabilities:									
Interest-bearing deposits and escrows	$151,577	$2,321	1.53%	$157,771	$3,312	2.10%	$163,338	$5,082	3.11%
Borrowings	199,439	8,666	4.35	173,226	8,498	4.91	176,383	8,943	5.07
Total interest-bearing liabilities	351,016	10,987	3.13%	330,997	11,810	3.57%	339,721	14,025	4.13%
Non-interest-bearing accounts	12,542			12,149			11,814		
Total interest-bearing liabilities and non-interest-bearing accounts	363,558			343,146			351,535		
Non-interest-bearing liabilities	2,563			3,020			3,547		
Total liabilities	366,121			346,166			355,082		
Retained income	30,119			30,509			29,956		
Total liabilities and retained income	$396,240			$376,675			$385,038		
Net interest income		$5,769			$8,147			$10,452	
Interest rate spread			1.14%			1.79%			2.28%
Net yield on interest-earning assets(3)			1.47%			2.19%			2.74%
Ratio of interest-earning assets to interest-bearing liabilities			111.76%			112.56%			112.34%

(1) Includes non-accrual loans.
(2) Interest and yields on tax-exempt loans and securities (tax-exempt for federal income tax purposes) are shown on a fully taxable equivalent basis utilizing a federal tax rate of 34%.
(3) Net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (1) changes in volume (change in volume multiplied by prior year rate), (2) changes in rate (change in rate multiplied by prior year volume), and (3) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume. Changes in interest income on securities reflects the changes in interest income on a fully tax equivalent basis.

	Year Ended June 30,					
	2004 vs. 2003			2003 vs. 2002		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(Dollars in Thousands)					
Interest-earning assets:						
Net loans receivable	$ (3,550)	$ (794)	$ (4,344)	$ (3,349)	$ (377)	$ (3,726)
Mortgage-backed securities	76	(583)	(507)	747	(1,234)	(487)
Investments - taxable	2,402	(801)	1,601	830	(1,155)	(325)
Investments - tax-free	80	(29)	51	6	11	17
Interest-bearing deposits	(1)	(1)	(2)	3	(2)	1
Total interest-earning assets	(993)	(2,208)	(3,201)	(1,763)	(2,757)	(4,520)
Interest-bearing liabilities:						
Interest-bearing deposits and Escrows	(222)	(769)	(991)	(324)	(1,446)	(1,770)
Other borrowings	1,201	(1,033)	168	(166)	(279)	(445)
Total interest-bearing liabilities	979	(1,802)	(823)	(490)	(1,725)	(2,215)
Decrease in net interest income	$ (1,972)	$ (406)	$ (2,378)	$ (1,273)	$(1,032)	$ (2,305)

Net Interest Income. Net interest income is determined by the Company's interest rate spread (i.e. the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.

Interest Income. Total interest income decreased by $3.2 million or 16.8% during fiscal 2004 and decreased by $4.5 million or 19.1% during fiscal 2003. The decrease in fiscal 2004 was primarily a result of a decrease in the average balance of the loan portfolio and continued low market interest rates, which were partially offset by increased average balances of the investment and mortgage-backed securities portfolios. The decrease in fiscal 2003 was primarily a result of historically low market interest rates and higher levels of loan repayments, which were partially offset by increased average balances of the investment and mortgage-backed securities portfolios.

Interest income on investment securities and FHLB stock increased $1.6 million or 23.7% during fiscal 2004 and decreased $325 thousand or 4.5% during fiscal 2003. The increase in fiscal 2004 was primarily attributable to a $69.1 million increase in the average balance of the investment securities outstanding, which was partially offset by a 58 basis point decrease in the weighted average yield on the Company's investment securities. The decrease in fiscal 2003 was primarily attributable to an 84 basis point decrease in the weighted average yield on the Company's investment securities, which was partially offset by a $18.3 million increase in the average balance of the investment securities outstanding.

Interest income on mortgage-backed securities decreased $507 thousand or 17.8% during fiscal 2004 and decreased $487 thousand or 14.6% during fiscal 2003. The decrease in fiscal 2004 was primarily attributable to a 69 basis point decrease in the weighted average yield on the Company's mortgage-backed securities portfolio, which was partially offset by a $2.3 million increase in the average balance of the mortgage-backed securities portfolio. The decrease in fiscal 2003 was attributable to a 165 basis point decrease in the weighted average yield on the Company's mortgage-backed securities portfolio, which was partially offset by a $17.1 million increase in the average balance of the mortgage-backed securities portfolio.

Interest income on net loans receivable decreased $4.3 million or 45.6% during fiscal 2004 and decreased $3.7 million or 28.1% during fiscal 2003. The decrease in fiscal 2004 was primarily attributable to a $51.5 million decrease in the average balance of net loans outstanding and a 67 basis point decrease in the weighted average yield on the Company's loan portfolio. As part of its asset/liability management strategy, the Company previously limited its origination of longer-term fixed rate loans to mitigate its exposure to a rise in market interest rates. The Company continued to offer longer-term fixed rate loans on a correspondent basis during fiscal 2004. The decrease in fiscal 2003 was attributable to a $45.1 million decrease in the average balance of net loans outstanding and a 22 basis point decrease in the weighted average yield on the Company's loan portfolio.

Interest Expense. Total interest expense decreased $823 thousand or 7.0% during fiscal 2004 and decreased by $2.2 million or 15.8% during fiscal 2003. The decrease in fiscal 2004 was attributable to a decrease of $991 thousand of interest expense on deposits and escrows which was partially offset by an increase of $168 thousand of interest expense on borrowings. The decrease in fiscal 2003 was attributable to a decrease of $1.8 million of interest expense on deposits and a decrease of $445 thousand of interest expense on borrowings.

Interest expense on borrowings increased $168 thousand or 2.0% during fiscal 2004 and decreased $445 thousand or 5.0% during fiscal 2003. The increase in fiscal 2004 was attributable to a $26.2 million increase in the average balance of borrowings outstanding which was partially offset by a 56 basis point decrease in the weighted average yield on the Company's borrowings. The increase in the average balance of borrowings outstanding was due to $31.0 million increase in the average balance of other short-term borrowings and a $507 thousand increase in long-term FHLB advances, which were partially offset by a $4.3 million decrease in short-term FHLB advances. The decrease in fiscal 2003 was attributable to a 16 basis point decrease in the weighted average yield on the Company's borrowings, and a $3.2 million decrease in the average balance of borrowings outstanding. During both fiscal 2004 and 2003, the Company's borrowings were primarily longer-term with fixed rates of interest.

Interest expense on interest-bearing deposits and escrows decreased $991 thousand or 29.9% in fiscal 2004 and decreased $1.8 million or 34.8% in fiscal 2003. The decrease in fiscal 2004 was attributable to a 57 basis point decrease in the weighted average yield on the Company's deposits and a $6.2 million decrease in average balance of interest-bearing deposits. The decrease in fiscal 2003 was attributable to a 101 basis point decrease in the weighted average yield on the Company's deposits, and a $5.6 million decrease in the average balance of interest-bearing deposits.

Provision for Loan Losses. A provision for loan losses is charged to earnings to bring the total allowance to a level considered adequate by management to absorb potential losses in the portfolio. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio considering past experience, current economic conditions, volume, growth, composition of the loan portfolio and other relevant factors. The Company recorded a credit provision of $794 thousand in fiscal 2004, compared to a credit provision of $228 thousand in fiscal 2003. The increase in the credit provision for fiscal 2004 was primarily attributable to the work-out of non-performing assets and paydowns on the Company's loan portfolio. The Company's reduced provision in fiscal 2003 was due to the reduced levels of net loans receivable and the payoff of a large non-performing commercial real estate loan.

Non-interest Income. Total non-interest income decreased by $10 thousand or 1.4% in fiscal 2004 and increased by $38 thousand or 5.5% in fiscal 2003. The decrease in fiscal 2004 was primarily attributable to a decrease in pre-tax gains recognized on the sale of assets from the Company's investment and loan portfolios, which was partially offset by an increase in deposit account fee income. The increase in fiscal 2003 was primarily attributable to the sale of investments from the Company's investment portfolio.

Non-interest Expense. Total non-interest expense decreased $349 thousand or 8.8% and decreased $148 thousand or 3.6% during fiscal 2004 and 2003, respectively. The decrease in fiscal 2004 was primarily attributable to decreases in payroll and benefit related costs, charitable contributions eligible for PA tax credits and legal expenses and costs associated with the work-out of non-performing assets. The decrease in fiscal 2003 was primarily attributable to a decrease in payroll related costs, which was partially offset by increases in data processing expenses and fixed asset costs.

Income Taxes. Income taxes decreased $451 thousand or 31.2% during fiscal 2004 and decreased $743 thousand or 41.0% during fiscal 2003. The decrease in fiscal 2004 was primarily attributable to lower levels of taxable income. The decrease in fiscal 2003 was primarily attributable to a decrease in taxable income and proportionately higher tax-free interest revenue on bank qualified municipal securities. The Company's effective tax rate was 21.2% at June 30, 2004 and 24.2% at June 30, 2003.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is often analyzed by reviewing the cash flow statement. Cash and cash equivalents increased by $239 thousand during fiscal 2004 primarily due to $64.4 million of net cash provided by financing activities and $2.1 million of net cash provided by operating activities, which were partially offset by $66.3 million of net cash used for investing activities.

Funds provided by operating activities totaled $2.1 million during fiscal 2004 as compared to $7.1 million during fiscal 2003. Net cash provided by operating activities was primarily comprised of $2.3 million of net income, $1.2 million of amortization of discounts, premiums and deferred loan fees, and a $344 thousand decrease in accrued interest receivable and a $205 thousand decrease in accrued and deferred taxes, which were partially offset by a $999 thousand increase in purchases of trading securities, a $794 thousand credit provision for loan losses and a $252 thousand decrease in accrued interest payable.

Funds used for investing activities totaled $66.3 million during fiscal 2004 as compared to $33.4 million provided by investing activities during fiscal 2003. Primary uses of funds during fiscal 2004 include $427.0 million in purchases of investment and mortgage-backed securities (including FHLB stock), which were partially offset by $336.4 million in repayments and sales of investment and mortgage-backed securities (including FHLB stock) and a $23.8 million decrease in net loans receivable. The investment purchases were primarily comprised of callable U.S. Government agency bonds that reprice within two years. The mortgage-backed securities purchases were floating rate instruments that generally reprice on a monthly basis.

Funds provided by financing activities totaled $64.4 million for fiscal 2004 as compared to $40.8 million used for financing activities in fiscal 2003. Primary sources of funds for fiscal 2004 were a $82.2 million increase in other short-term borrowings and $221 thousand increase in FHLB long-term borrowings, which were partially offset by a $10.4 million decrease in deposits, $3.9 million decrease in FHLB short-term advances, $2.6 million in common stock repurchases and $1.6 million in cash dividends. During fiscal 2004 the Company purchased 142,953 shares of common stock for approximately $2.6 million. Management has determined that it currently is maintaining adequate liquidity and continues to better match funding sources with lending and investment opportunities.

The Company's primary sources of funds are deposits, amortization, prepayments and maturities of existing loans, mortgage-backed securities and investment securities, funds from operations, and funds obtained through FHLB advances and other borrowings. At June 30, 2004, the total approved loan commitments outstanding amounted to $2.7 million. At the same date, commitments under unused letters and lines of credit amounted to $6.3 million and the unadvanced portion of construction loans approximated $11.2 million. Certificates of deposit scheduled to mature in one year or less at June 30, 2004, totaled $39.8 million. Management believes that a significant portion of maturing deposits will remain with the Company.

The Company's contractual obligations at June 30, 2004 are as follows:

	Contractual Obligations (Dollars in Thousands)				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	149,736	-	4,157	13,500	132,079
Operating lease obligations	141	68	73	-	-
	149,877	68	4,230	13,500	132,079

See also Note 13 of the Company's consolidated financial statements.

Historically, the Company used its sources of funds primarily to meet its ongoing commitments to pay maturing certificates of deposit and savings withdrawals, fund loan commitments and maintain a substantial portfolio of investment securities. The Company has been able to generate sufficient cash through the retail deposit market, its traditional funding source, and through FHLB advances and other borrowings, to provide the cash utilized in investing activities. The Company has access to the Federal Reserve Bank Primary Credit Program. Management believes that the Company currently has adequate liquidity available to respond to liquidity demands.

On July 27, 2004, the Company's Board of Directors declared a cash dividend of $0.16 per share payable on August 19, 2004 to shareholders of record at the close of business on August 9, 2004. Dividends are subject to determination and declaration by the Board of Directors, which take into account the Company's financial condition, statutory and regulatory restrictions, general economic conditions and other factors. There can be no assurance that dividends will in fact be paid on the common stock in the future or that, if paid, such dividends will not be reduced or eliminated in future periods.

As of June 30, 2004, WVS Financial Corp. exceeded all regulatory capital requirements and maintained Tier I and total risk-based capital equal to $28.9 million or 18.7% and $30.4 million or 19.6%, respectively, of total risk-weighted assets; and Tier I leverage capital of $28.9 million or 6.9% of average total assets.

Non-performing assets consist of non-accrual loans and real estate owned. A loan is placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed insufficient to warrant further accrual. When a loan is placed on non-accrual status, previously accrued but uncollected interest is deducted from interest income. Non-performing assets decreased $2.7 or 76.2% to $828 thousand or 0.19% of total assets, at June 30, 2004. The decrease was primarily the result of a $571 thousand in repayments, $2.0 million in loans reclassified as performing due to improved economic performance and $366 thousand in charged off loans, which were partially offset by $272 thousand in loans reclassified as non-performing.

Impact of Inflation and Changing Prices. The consolidated financial statements of the Company and related notes presented herein have been prepared in accordance with accounting principles generally accepted in the United States which require the measurement of financial condition and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services since such prices are affected by inflation to a larger degree than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

Recent Accounting and Regulatory Pronouncements. The Company's discussion of recent accounting and regulatory pronouncements can be found in Note 1 of the Company's consolidated financial statements.

QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of the Company's transactions are denominated in US dollars with no specific foreign exchange exposure. The Savings Bank has no agricultural loan assets and therefore would not have a specific exposure to changes in commodity prices. Any impacts that changes in foreign exchange rates and commodity prices would have on interest rates are assumed to be exogenous and will be analyzed on an ex post basis.

Interest rate risk ("IRR") is the exposure of a banking organization's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and shareholder value, however excessive levels of IRR can pose a significant threat to the Company's earnings and capital base. Accordingly, effective risk management that maintains IRR at prudent levels is essential to the Company's safety and soundness.

Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control IRR and the organization's quantitative level of exposure. When assessing the IRR management process, the Company seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain IRR at prudent levels with consistency and continuity. Evaluating the quantitative level of IRR exposure requires the Company to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity, and, where appropriate, asset quality.

Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest-rate changes. For example, assume that an institution's assets carry intermediate- or long-term fixed rates and that those assets were funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will either have lower net interest income or, possibly, net interest expense. Similar risks exist when assets are subject to contractual interest-rate ceilings, or rate sensitive assets are funded by longer-term, fixed-rate liabilities in a decreasing-rate environment.

During fiscal 2004 the level of market interest rates remained low due to the Federal Reserve's accommodative monetary policy and the weakness in the national economy. Geopolitical tensions, rising energy prices, moderate job creation and reduced corporate earnings have all contributed to a slow economic recovery. As economic conditions improve, we anticipate an eventual rise in market interest rates. The Federal Open Market Committee increased its intended federal funds rate by twenty-five basis points at both their June 30 and August 10, 2004 meetings.

Due to the sustained decline in market interest rates, the Company's loan, investment and mortgage-backed securities portfolios continued to experience much higher than anticipated levels of prepayments. Principal repayments on the Company's loan, investment and mortgage-backed securities portfolios totaled $47.4 million, $199.5 million and $137.0 million respectively. In response to higher levels of liquidity the Company continued to rebalance its loan, investment and mortgage-backed securities portfolios. Due to the low level of market interest rates, the Company continued to reduce its portfolio of long-term fixed rate mortgages while continuing to offer consumer home equity and construction loans. The Company began to purchase callable U. S. Government Agency bonds in order to earn a higher return while limiting interest rate risk within the portfolio. Within the mortgage-backed securities portfolio, the Company aggressively purchased floating rate securities in order to provide current income and protection against an eventual rise in market interest rates. Each of the aforementioned strategies also helped to better the interest-rate and liquidity risks associated with the Savings Bank's customers liquidity preference for shorter term deposit products.

The Company also makes available for origination residential mortgage loans with interest rates which adjust pursuant to a designated index, although customer acceptance has been somewhat limited in the Savings Bank's market area. The Company has continued to offer multi-family, commercial real estate, land acquisition and development and shorter-term construction loans, primarily on residential properties, to increase interest income while limiting interest rate risk. The Company has also emphasized higher yielding home equity and small business loans to existing customers and seasoned prospective customers.

As of June 30, 2004, the implementation of these asset and liability management initiatives resulted in the following:

1) the Company's liquidity profile remains strong with $123.2 million callable within 3 months, $54.5 million being callable with 3 to 6 months and $ 51.6 million being callable with 6 to 12 months. Based upon current market conditions, management anticipates that a substantial portion of the investments will be called within the above time intervals.
2) $55.0 million or 19.6% of the Company's investment portfolio (including FHLB stock) was comprised of floating rate bonds which will reprice quarterly within one year;
3) $162.3 million or 57.7% of the Company's investment portfolio (including FHLB stock) was comprised of U.S. Government Agency Step-up bonds which will reprice from initial rates of 3.35% - 5.42% and increase to 7.00% within two years;
4) $15.1 million or 5.4% of the Company's investment portfolio (including FHLB stock) was comprised of investment grade corporate bonds with remaining maturities of less than one year;
5) $69.3 million or 91.7% of the Company's portfolio of mortgage-backed securities (including collateralized mortgage obligations – "CMOs") were comprised of floating rate instruments that reprice on a monthly basis;
6) the maturity distribution of the Company's borrowings is as follows: less than 1 year: $91.6 million or 38.0%; 1-3 years: $4.2 or 1.7%; 3-5 years: $13.5 million or 5.6%; over 5 years: $132.1 million or 54.7%; and
7) an aggregate of $33.7 million or 49.6% of the Company's net loan portfolio had adjustable interest rates or maturities of less than 12 months.

The effect of interest rate changes on a financial institution's assets and liabilities may be analyzed by examining the "interest rate sensitivity" of the assets and liabilities and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within a given time period. A gap is considered positive (negative) when the amount of rate sensitive assets (liabilities) exceeds the amount of rate sensitive liabilities (assets). During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income.

The following table sets forth certain information at the dates indicated relating to the Company's interest-earning assets and interest-bearing liabilities which are estimated to mature or are scheduled to reprice within one year.

	June 30,		
	2004	2003	2002
	(Dollars in Thousands)		
Interest-earning assets maturing or repricing within one year	$ 288,451	$ 262,782	$ 252,467
Interest-bearing liabilities maturing or repricing within one year	171,655	133,418	142,823
Interest sensitivity gap	$ 116,796	$ 129,364	$ 109,644
Interest sensitivity gap as a percentage of total assets	26.9%	35.2%	27.1%
Ratio of assets to liabilities maturing or repricing within one year	168.0%	197.0%	176.8%

During fiscal 2004, the Company managed its one year interest sensitivity gap by: (1) limiting the portfolio origination of long-term fixed rate mortgages; (2) emphasizing loans with shorter terms or repricing frequencies; (3) purchasing investments with maturities/repricing dates within 2 years; and (4) purchasing floating rate CMO's which reprice on a monthly basis.

The following table illustrates the Company's estimated stressed cumulative repricing gap – the difference between the amount of interest-earning assets and interest-bearing liabilities expected to reprice at a given point in time – at June 30, 2004. The table estimates the impact of an upward or downward change in market interest rates of 100 and 200 basis points.

Cummulative Stressed Repricing Gap

	Month 3	Month 6	Month 12	Month 24	Month 36	Month 60	Long Term
			(Dollars in Thousands)				
Base Case Up 200 bp							
Cummulative Gap ($'s)	(10,549)	(11,549)	(24,679)	(62,693)	(79,788)	(92,251)	26,444
% of Total Assets	-2.4%	-2.7%	-5.7%	-14.4%	-18.4%	-21.3%	6.1%
Base Case Up 100 bp							
Cummulative Gap ($'s)	43,923	43,249	45,505	10,411	51,697	78,439	26,444
% of Total Assets	10.1%	10.0%	10.5%	2.4%	11.9%	18.1%	6.1%
Base Case No Change							
Cummulative Gap ($'s)	96,304	99,518	116,796	194,004	183,364	164,885	26,444
% of Total Assets	22.2%	22.9%	26.9%	44.7%	42.2%	38.0%	6.1%
Base Case Down 100 bp							
Cummulative Gap ($'s)	115,093	120,934	141,000	204,736	192,403	169,095	26,444
% of Total Assets	26.5%	27.9%	32.5%	47.2%	44.3%	39.0%	6.1%
Base Case Down 200 bp							
Cummulative Gap ($'s)	134,210	172,340	208,637	209,726	194,428	169,285	26,444
% of Total Assets	30.9%	39.7%	48.1%	48.3%	44.8%	39.0%	6.1%

Beginning in the third quarter of fiscal 2001, the Company began to utilize an income simulation model to measure interest rate risk and to manage interest rate sensitivity. The Company believes that income simulation modeling may enable the Company to better estimate the possible effects on net interest income due to changing market interest rates. Other key model parameters include: estimated prepayment rates on the Company's loan, mortgage-backed securities and investment portfolios; savings decay rate assumptions; and the repayment terms and embedded options of the Company's borrowings.

The following table presents the simulated impact of a 100 and 200 basis point upward or downward shift in market interest rates and the estimated impact on net interest income, return on average equity, return on average assets and the market value of portfolio equity at June 30, 2004 and June 30, 2003.

Analysis of Sensitivity to Changes in Market Interest Rates

	Modeled Change in Market Interest Rates									
	June 30, 2004					June 30, 2003				
Estimated impact on:	-200	-100	0	+100	+200	-200	-100	0	+100	+200
Change in net interest income	-44.9%	-20.6%	0.00%	38.8%	64.4%	-47.6%	-35.0%	0.00%	24.8%	46.8%
Return on average equity	0.33%	4.01%	7.00%	12.39%	15.78%	0.31%	1.88%	6.16%	9.08%	11.62%
Return on average assets	0.02%	0.29%	0.51%	0.92%	1.19%	0.02%	0.14%	0.47%	0.70%	0.91%
Market value of equity (in thousands)	$16,255	$21,386	$27,424	$26,957	$20,079	$(4,248)	$5,191	$13,582	$19,086	$22,309

The table below provides information about the Company's anticipated transactions comprised of firm loan commitments and other commitments, including undisbursed letters and lines of credit. The Company used no derivative financial instruments to hedge such anticipated transactions as of June 30, 2004.

Anticipated Transactions	(Dollars in Thousands)
Undisbursed construction and development loans	
Fixed rate	$ 2,719
	5.58%
Adjustable rate	$ 7,237
	4.95%
Undisbursed lines of credit	
Adjustable rate	$ 6,015
	4.80%
Loan origination commitments	
Fixed rate	$ 571
	6.58%
Adjustable rate	$ 2,095
	6.21%
Letters of credit	
Adjustable rate	$ 1,576
	5.01%
	$ 20,213

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
WVS Financial Corp.

We have audited the accompanying consolidated balance sheet of WVS Financial Corp. and subsidiary as of June 30, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WVS Financial Corp. and subsidiary as of June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

S.R. Snodgrass A.C.

Wexford, PA
July 30, 2004

S.R. Snodgrass, A.C. • 1000 Stonewood Drive, Suite 200 • Wexford, Pennsylvania 15090-8399 • Phone:(724) 934-0344 • Facsimile: (724) 934-0345

WVS FINANCIAL CORP.
CONSOLIDATED BALANCE SHEET
(In thousands, except per share data)

	June 30, 2004	June 30, 2003
ASSETS		
Cash and due from banks	$ 769	$ 921
Interest-earning demand deposits	2,285	1,894
Total cash and cash equivalents	3,054	2,815
Trading securities	993	-
Investment securities available for sale (amortized cost of $4,113 and $25,310)	4,416	25,641
Investment securities held to maturity (market value of $271,103 and $126,036)	269,173	121,841
Mortgage-backed securities available for sale (amortized cost of $3,234 and $4,219)	3,357	4,387
Mortgage-backed securities held to maturity (market value of $72,099 and $107,914)	72,233	107,492
Net loans receivable (allowance for loan losses of $1,370 and $2,530)	67,968	91,669
Accrued interest receivable	2,456	2,800
Federal Home Loan Bank stock, at cost	7,532	7,797
Premises and equipment	1,077	1,231
Other assets	1,365	1,515
TOTAL ASSETS	$ 433,624	$ 367,188
LIABILITIES		
Deposits	$ 160,563	$ 170,926
Federal Home Loan Bank advances	149,736	153,390
Other borrowings	91,639	9,453
Accrued interest payable	1,197	1,449
Other liabilities	1,290	1,352
TOTAL LIABILITIES	404,425	336,570
STOCKHOLDERS' EQUITY		
Preferred stock, no par value; 5,000,000 shares authorized; none outstanding	-	-
Common stock, par value $.01; 10,000,000 shares authorized; 3,762,968 and 3,736,750 shares issued	38	37
Additional paid-in capital	20,727	20,212
Treasury stock (1,296,544 and 1,153,591 shares at cost)	(19,377)	(16,767)
Retained earnings - substantially restricted	27,535	26,857
Accumulated other comprehensive income	281	329
Unallocated shares - Recognition and Retention Plans	(5)	(50)
TOTAL STOCKHOLDERS' EQUITY	29,199	30,618
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 433,624	$ 367,188

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.
CONSOLIDATED STATEMENT OF INCOME
(In thousands, except per share data)

	Year Ended June 30, 2004	2003	2002
INTEREST AND DIVIDEND INCOME			
Loans	$ 5,180	$ 9,524	$ 13,242
Investment securities	8,350	6,590	6,735
Mortgage-backed securities	2,347	2,854	3,341
Interest-earning demand deposits	9	11	10
Federal Home Loan Bank stock	120	252	432
Total interest and dividend income	16,006	19,231	23,760
INTEREST EXPENSE			
Deposits	2,321	3,312	5,082
Federal Home Loan Bank advances	8,120	8,224	8,635
Other borrowings	546	274	308
Total interest expense	10,987	11,810	14,025
NET INTEREST INCOME	5,019	7,421	9,735
Provision (recovery) for loan losses	(794)	(228)	57
NET INTEREST INCOME AFTER PROVISION (RECOVERY) FOR LOAN LOSSES	5,813	7,649	9,678
NONINTEREST INCOME			
Service charges on deposits	385	361	403
Investment securities gains	20	64	-
Other	310	300	284
Total noninterest income	715	725	687
NONINTEREST EXPENSE			
Salaries and employee benefits	1,992	2,240	2,448
Occupancy and equipment	433	398	375
Data processing	231	221	190
Correspondent bank charges	142	152	163
Other	809	945	928
Total noninterest expense	3,607	3,956	4,104
Income before income taxes	2,921	4,418	6,261
Income taxes	619	1,070	1,813
NET INCOME	$ 2,302	$ 3,348	$ 4,448
EARNINGS PER SHARE:			
Basic	$ 0.91	$ 1.28	$ 1.63
Diluted	0.90	1.28	1.63
AVERAGE SHARES OUTSTANDING:			
Basic	2,535,796	2,617,576	2,723,891
Diluted	2,544,404	2,624,395	2,732,491

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(In thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings-Substantially Restricted	Unallocated Shares Held by RRP	Accumulated Other Comprehensive Income (Loss)	Total
Balance June 30, 2001	$ 37	$ 19,742	$ (13,589)	$ 22,478	$ (131)	$ 108	$ 28,645
Comprehensive income:							
Net income				4,448			4,448
Unrealized gain on available-for-sale securities, net of taxes of $48						93	93
Tax benefit from stock grants issued under RRPs		54					54
Accrued compensation expense for RRPs					59		59
Exercise of stock options		241					241
Purchase of treasury stock			(1,544)				(1,544)
Cash dividends declared ($0.64 per share)				(1,743)			(1,743)
Balance June 30, 2002	37	20,037	(15,133)	25,183	(72)	201	30,253
Comprehensive income:							
Net income				3,348			3,348
Unrealized gain on available-for-sale securities, net of taxes of $66						128	128
Tax benefit from stock grants issued under RRPs		104					104
Accrued compensation expense for RRPs					22		22
Exercise of stock options		71					71
Purchase of treasury stock			(1,634)				(1,634)
Cash dividends declared ($0.64 per share)				(1,674)			(1,674)
Balance June 30, 2003	37	20,212	(16,767)	26,857	(50)	329	30,618
Comprehensive income:							
Net income				2,302			2,302
Unrealized loss on available for sale securities, net of tax benefit of $25						(48)	(48)
Tax benefit from stock grants issued under RRPs		27					27
Accrued compensation expense for RRPs					5		5
Cancellation of unallocated RRP shares					40		40
Exercise of stock options	1	488					489
Purchase of treasury stock			(2,610)				(2,610)
Cash dividends declared ($0.64 per share)				(1,624)			(1,624)
Balance June 30, 2004	$ 38	$ 20,727	$ (19,377)	$ 27,535	$ (5)	$ 281	$ 29,199

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	Year Ended June 30, 2004	2003	2002
OPERATING ACTIVITIES			
Net income	$ 2,302	$ 3,348	$ 4,448
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision (recovery) for loan losses	(794)	(228)	57
Depreciation	188	156	123
Investment securities gains	(20)	(64)	-
Amortization of discounts, premiums, and deferred loan fees	1,166	3,205	766
Purchase of trading securities	(999)	-	-
Deferred income taxes	171	43	(93)
Decrease (increase) in accrued interest receivable	344	1,103	(66)
Decrease in accrued interest payable	(252)	(249)	(743)
Other, net	20	(263)	11
Net cash provided by operating activities	2,126	7,051	4,503
INVESTING ACTIVITIES			
Available for sale:			
Purchase of investment and mortgage-backed securities	(23,890)	(25,836)	(29,454)
Proceeds from repayments of investment and mortgage-backed securities	45,852	10,313	24,793
Proceeds from sales of investment and mortgage-backed securities	251	639	-
Held to maturity:			
Purchase of investment and mortgage-backed securities	(401,567)	(259,234)	(296,854)
Proceeds from repayments of investment and mortgage-backed securities	288,489	246,069	260,973
Net decrease in net loans receivable	23,751	61,131	31,520
Purchase of Federal Home Loan Bank stock	(1,584)	(1,021)	(131)
Redemption of Federal Home Loan Bank stock	1,849	1,505	-
Acquisition of premises and equipment	(34)	(391)	(118)
Other, net	572	220	180
Net cash provided by (used for) investing activities	(66,311)	33,395	(9,091)
FINANCING ACTIVITIES			
Net decrease in deposits	(10,363)	(6,746)	(3,667)
Net increase (decrease) in Federal Home Loan Bank short-term advances	(3,875)	3,875	(14,836)
Net increase (decrease) in other borrowings	82,186	(24,278)	13,071
Proceeds from Federal Home Loan Bank long-term advances	500	578	23,279
Repayments of Federal Home Loan Bank long-term advances	(279)	(11,000)	(10,000)
Net proceeds from exercise of stock options	489	71	212
Cash dividends paid	(1,624)	(1,674)	(1,743)
Purchase of treasury stock	(2,610)	(1,634)	(1,544)
Net cash provided by (used for) financing activities	64,424	(40,808)	4,772
Increase (decrease) in cash and cash equivalents	239	(362)	184
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,815	3,177	2,993
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 3,054	$ 2,815	$ 3,177
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	$ 11,238	$ 12,059	$ 14,768
Taxes	363	1,049	1,735

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

WVS Financial Corp. ("WVS" or the "Company") is a Pennsylvania-chartered unitary bank holding company which owns 100 percent of the common stock of West View Savings Bank ("West View" or the "Savings Bank"). The operating results of the Company depend primarily upon the operating results of the Savings Bank and, to a lesser extent, income from interest-earning assets such as investment securities.

West View is a Pennsylvania-chartered, SAIF-insured stock savings bank conducting business from six offices in the North Hills suburbs of Pittsburgh. The Savings Bank's principal sources of revenue originate from its portfolio of residential real estate and commercial mortgage loans as well as income from investment and mortgage-backed securities.

The Company is supervised by the Board of Governors of the Federal Reserve System, while the Savings Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation ("FDIC") and the Pennsylvania Department of Banking.

Basis of Presentation

The consolidated financial statements include the accounts of WVS and its wholly owned subsidiary, West View. All intercompany transactions have been eliminated in consolidation. The accounting and reporting policies of WVS and West View conform to accounting principles generally accepted in the United States of America. The Company's fiscal year-end for financial reporting is June 30. For regulatory and income tax reporting purposes, WVS reports on a December 31 calendar year basis.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for that period. Actual results could differ significantly from those estimates.

Investment and Mortgage-Backed Securities

Investment securities are classified at the time of purchase as securities held to maturity or securities available for sale based on management's ability and intent. Debt and mortgage-backed securities acquired with the ability and intent to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using the level-yield method and recognized as adjustments of interest income. Amortization rates for mortgage-backed securities are periodically adjusted to reflect changes in the prepayment speeds of the underlying mortgages. Certain other debt, equity, and mortgage-backed securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available-for-sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment and mortgage-backed securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank (the "FHLB") represents ownership in an institution, which is wholly owned by other financial institutions. This equity security is accounted for at cost and reported separately on the accompanying Consolidated Balance Sheet.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Trading Securities

Trading securities are held for resale in anticipation of short-term (generally 90 days or less) fluctuations in market prices. Trading securities are stated at fair value. Realized and unrealized gains and losses are included in noninterest income as investment securities gains.

Net Loans Receivable

Net loans receivable are reported at their principal amount, net of the allowance for loan losses and deferred loan fees. Interest on mortgage, consumer, and commercial loans is recognized on the accrual method. The Company's general policy is to stop accruing interest on loans when, based upon relevant factors, the collection of principal or interest is doubtful, regardless of the contractual status. Interest received on nonaccrual loans is recorded as income or applied against principal according to management's judgment as to the collectibility of such principal.

Loan origination and commitment fees, and all incremental direct loan origination costs, are deferred and recognized over the contractual remaining lives of the related loans on a level yield basis.

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management's periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

Impaired loans are commercial and commercial real estate loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances surrounding the loan and the borrower, including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Real Estate Owned

Real estate owned acquired through foreclosure is carried at the lower of cost or fair value minus estimated costs to sell. Costs relating to development and improvement of the property are capitalized, whereas costs of holding such real estate are expensed as incurred. Valuation allowances for estimated losses are provided when the carrying value of the real estate acquired exceeds the fair value.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is principally computed on the straight-line method over the estimated useful lives of the related assets, which range from 3 to 10 years for furniture and equipment and 25 to 50 years for building premises. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease terms, which range from 7 to 15 years. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Income Taxes

Deferred tax assets and liabilities are computed based on the difference between the financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income taxes or benefits are based on the changes in the deferred tax asset or liability from period to period.

The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which such items are expected to be realized or settled. As changes in tax rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share are calculated by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share are calculated by dividing net income available to common stockholders, adjusted for the effects of any dilutive securities, by the weighted-average number of common shares outstanding, adjusted for the effects of any dilutive securities.

Stock Options

The Company maintains stock option plans for key officers, employees, and non-employee directors.

As permitted under Statement of Financial Accounting Standards ("FAS") No. 123, *"Accounting for Stock-Based Compensation,"* the Company has elected to continue following Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25"), and related interpretations, in accounting for stock-based awards to employees. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized in the Company's financial statements. Had compensation expense included stock option plan costs determined based on the fair value at the grant dates for options granted under these plans consistent with FAS No. 123, pro forma net income and earnings per share would not have been materially different than that presented on the Consolidated Statement of Income.

(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income

The Company is required to present comprehensive income and its components in a full set of general-purpose financial statements for all periods presented. Other comprehensive income is composed exclusively of net unrealized holding gains (losses) on its available-for-sale securities portfolio. The Company has elected to report the effects of its other comprehensive income as part of the Consolidated Statement of Stockholders' Equity.

Cash Flow Information

Cash and cash equivalents include cash and due from banks and interest-earning demand deposits.

Reclassification of Comparative Figures

Certain comparative amounts for prior years have been reclassified to conform to current year presentations. Such reclassifications did not affect net income or stockholders' equity.

Recent Accounting Pronouncements

In December 2003 the Financial Accounting Standards Board ("FASB") revised FAS No. 132, *Employers' Disclosures About Pension and Other Postretirement Benefit.* This statement retains the disclosures required by FAS No. 132, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair value of plan assets. Additional disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. This statement retains reduced disclosure requirements for nonpublic entities from FAS No. 132, and it includes reduced disclosure for certain of the new requirements. This statement is effective for financial statements with fiscal years ending after December 15, 2003. The interim disclosures required by this statement are effective for interim periods beginning after December 15, 2003. The adoption of this statement did not have a material effect on the Company's disclosure requirements.

In April 2003 the FASB issued FAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. The amendments set forth in FAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in FAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. FAS No.149 amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. This statement is effective for contracts entered into or modified after September 30, 2003, except as stated below and for hedging relationships designated after September 30, 2003. The guidance should be applied prospectively. The provisions of this statement that relate to FAS No. 133, *Implementation Issues*, that have been effective for fiscal quarters that began prior to September 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after September 30, 2003. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In May 2003 the FASB issued FAS No. 150, *Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity*. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Such instruments may have been previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after September 15, 2003. The adoption of this statement did not have a material effect on the Company's reported equity.

In January 2003 the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities,* in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities, and activities of another entity. The objective of this interpretation is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. This interpretation changes that, by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of this interpretation apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. In October 2003 the FASB decided to defer to the fourth quarter from the third quarter the implementation date for Interpretation No. 46. This deferral only applies to variable interest entities that existed prior to February 1, 2003. The adoption of this interpretation has not and is not expected to have a material effect on the Company's financial position or results of operations.

2. EARNINGS PER SHARE

The following table sets forth the computation of the weighted-average common shares used to calculate basic and diluted earnings per share.

	2004	2003	2002
Weighted-average common shares issued	3,747,821	3,731,949	3,718,640
Average treasury stock shares	(1,212,025)	(1,114,373)	(994,749)
Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	2,535,796	2,617,576	2,723,891
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	8,608	6,819	8,600
Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	2,544,404	2,624,395	2,732,491

(In thousands, except per share data)

2. EARNINGS PER SHARE (Continued)

There are no convertible securities that would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income is used.

3. COMPREHENSIVE INCOME

Other comprehensive income primarily reflects changes in net unrealized gains (losses) on available-for-sale securities. Total comprehensive income for the years ended June 30 is summarized as follows:

	2004	2003	2002
Net Income	$ 2,302	$ 3,348	$ 4,448
Other comprehensive income:			
Unrealized gains (losses) on available-for-sale securities	(93)	258	141
Less: Reclassification adjustment for gain included in net income	20	64	-
Other comprehensive income (loss) before tax	(73)	194	141
Income tax expense (benefit) related to other comprehensive income (loss)	(25)	66	48
Other comprehensive income (loss), net of tax	(48)	128	93
Comprehensive income	$ 2,254	$ 3,476	$ 4,541

4. INVESTMENT SECURITIES

The amortized cost and estimated market values of investments are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2004				
AVAILABLE FOR SALE				
Corporate debt securities	$ 2,532	$ 18	$ -	$ 2,550
Equity securities	1,581	313	(28)	1,866
Total	$ 4,113	$ 331	$ (28)	$ 4,416
HELD TO MATURITY				
U.S. Government agency securities	$ 223,808	$ 1,176	$ (864)	$ 224,120
Corporate debt securities	13,772	16	-	13,788
Obligations of states and political subdivisions	31,593	1,641	(39)	33,195
Total	$ 269,173	$ 2,833	$ (903)	$ 271,103

(In thousands, except per share data)

4. INVESTMENT SECURITIES (Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2003				
AVAILABLE FOR SALE				
Preferred trust securities	$ 128	$ 3	$ -	$ 131
Corporate debt securities	7,428	62	(2)	7,488
Obligations of states and political subdivisions	1,000	-	-	1,000
Commercial paper	15,442	-	(1)	15,441
Equity securities	1,312	269	-	1,581
Total	$ 25,310	$ 334	$ (3)	$ 25,641
HELD TO MATURITY				
U.S. Government agency securities	$ 24,097	$ 601	$ -	$ 24,698
Corporate debt securities	66,978	487	(6)	67,459
Commercial paper	1,099	-	-	1,099
Obligations of states and political subdivisions	29,667	3,113	-	32,780
Total	$ 121,841	$ 4,201	$ (6)	$ 126,036

In 2004 the Company recorded realized investment security gains, and unrealized holding gains and losses for trading securities, of $20. Proceeds from sales of investment securities during 2004 were $251.

The amortized cost and estimated market values of debt securities at June 30, 2004, by contractual maturity, are shown below. Expected maturities may differ from the contractual maturities because issuers may have the right to call securities prior to their final maturities.

	Due in one year or less	Due after one through five years	Due after five through ten years	Due after ten years	Total
AVAILABLE FOR SALE					
Amortized cost	$ 2,532	$ -	$ -	$ -	$ 2,532
Estimated market value	2,550	-	-	-	2,550
HELD TO MATURITY					
Amortized cost	$ 14,073	$ -	$ 2,062	$ 253,038	$ 269,173
Estimated market value	14,088	-	2,200	254,815	271,103

Investment securities with amortized costs of $138,899 and $17,624 and estimated market values of $139,411 and $18,009 at June 30, 2004 and 2003, respectively, were pledged to secure public deposits, repurchase agreements, and for other purposes as required by law.

(In thousands, except per share data)

5. MORTGAGE-BACKED SECURITIES

The amortized cost and estimated market values of mortgage-backed securities are as follows:

2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
AVAILABLE FOR SALE				
Fannie Mae	$ 686	$ 37	$ -	$ 723
Government National Mortgage Association certificates	2,411	80	(1)	2,490
Freddie Mac	45	1	-	46
Collateralized mortgage obligations	92	6	-	98
Total	$ 3,234	$ 124	$ (1)	$ 3,357
HELD TO MATURITY				
Fannie Mae	$ 19	$ -	$ -	$ 19
Government National Mortgage Association certificates	591	42	-	633
Freddie Mac	17	-	-	17
Collateralized mortgage obligations	71,606	117	(293)	71,430
Total	$ 72,233	$ 159	$ (293)	$ 72,099

2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
AVAILABLE FOR SALE				
Fannie Mae	$ 1,494	$ 78	$ -	$ 1,572
Government National Mortgage Association certificates	2,510	70	-	2,580
Freddie Mac	47	3	-	50
Collateralized mortgage obligations	168	17	-	185
Total	$ 4,219	$ 168	$ -	$ 4,387
HELD TO MATURITY				
Fannie Mae	$ 29	$ 1	$ -	$ 30
Government National Mortgage Association certificates	2,603	81	(17)	2,667
Freddie Mac	36	-	-	36
Collateralized mortgage obligations	104,824	392	(35)	105,181
Total	$ 107,492	$ 474	$ (52)	$ 107,914

(In thousands, except per share data)

5. MORTGAGE-BACKED SECURITIES (Continued)

The amortized cost and estimated market value of mortgage-backed securities at June 30, 2004, by contractual maturity, are shown below. Expected maturities may differ from the contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Due in one year or less	Due after one through five years	Due after five through ten years	Due after ten years	Total
AVAILABLE FOR SALE					
Amortized cost	$ -	$ 18	$ -	$ 3,216	$ 3,234
Estimated market value	-	18	-	3,339	3,357
HELD TO MATURITY					
Amortized cost	$ -	$ 26	$ -	$ 72,207	$ 72,233
Estimated market value	-	26	-	72,073	72,099

At June 30, 2004 and 2003, mortgage-backed securities with an amortized cost of $65,496 and $67,746 and estimated market values of $65,486 and $68,179, were pledged to secure borrowings with the Federal Home Loan Bank.

6. UNREALIZED LOSSES ON SECURITIES

The following table shows the Company's gross unrealized losses and fair value, aggregated by category and length of time that the individual securities have been in a continuous unrealized loss position, at June 30, 2004.

	Less than Twelve Months		Twelve Months or Greater		Total	
	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses
U.S. government agencies securities	$ 84,084	$ 864	$ -	$ -	$ 84,084	$ 864
Obligations of states and political subdivisions	1,312	39	-	-	1,312	39
Government National Mortgage Association certificates	40	1	-	-	40	1
Collateralized mortgage obligations	60,419	290	348	3	60,767	293
Equity securities	972	28	-	-	972	28
Total	$ 146,827	$ 1,222	$ 348	$ 3	$ 147,175	$ 1,225

The policy of the Company is to recognize an other than temporary impairment on equity securities where the fair value has been significantly below cost for three consecutive quarters. For fixed maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary. The Company reviews its position

(In thousands, except per share data)

6. UNREALIZED LOSSES ON SECURITIES (Continued)

quarterly and has asserted that at June 30, 2004, the declines outlined in the above table represent temporary declines and the Company does have the intent and ability to hold those securities either to maturity or to allow a market recovery.

The Company has concluded that any impairment of its investment securities portfolio is not other than temporary but is the result of interest rate changes, sector credit rating changes, or company-specific rating changes that are not expected to result in the non-collection of principal and interest during the period.

7. NET LOANS RECEIVABLE

	2004	2003
First mortgage loans:		
1 - 4 family dwellings	$ 25,825	$ 43,255
Construction	18,070	16,942
Land acquisition and development	7,947	7,437
Multi-family dwellings	4,761	5,196
Commercial	9,950	17,949
	66,553	90,779
Consumer loans:		
Home equity	7,086	8,006
Home equity lines of credit	3,932	4,368
Other	870	1,069
	11,888	13,443
Commercial loans	968	1,499
Less:		
Undisbursed construction and land development	9,956	11,348
Net deferred loan fees	115	174
Allowance for loan losses	1,370	2,530
	11,441	14,052
Net loans receivable	$ 67,968	$ 91,669

Major classifications of loans are summarized as follows:

The Company's primary business activity is with customers located within its local trade area of Northern Allegheny and Southern Butler counties. The Company has concentrated its lending efforts by granting residential and construction mortgage loans to customers throughout its immediate trade area. The Company also selectively funds and participates in commercial and residential mortgage loans outside of its immediate trade area, provided such loans meet the Company's credit policy guidelines. At June 30, 2004 and 2003, the Company had approximately $15 million and $12 million, respectively, of outstanding loans for land development and construction in the local trade area. Although the Company has a diversified loan portfolio at June 30, 2004 and 2003, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

(In thousands, except per share data)

7. NET LOANS RECEIVABLE (Continued)

Total nonaccrual loans and troubled debt restructurings and the related interest income recognized for the years ended June 30 are as follows:

	2004	2003	2002
Principal outstanding	$ 2,181	$ 3,481	$ 5,044
Interest income that would have been recognized	123	256	408
Interest income recognized	94	26	162
Interest income foregone	$ 29	$ 230	$ 246

The following table is a summary of the loans considered to be impaired as of June 30:

	2004	2003	2002
Impaired loans with an allocated allowance	$ 1,900	$ 3,423	$ 3,600
Impaired loans without an allocated allowance	-	-	-
Total impaired loans	$ 1,900	$ 3,423	$ 3,600
Allocated allowance on impaired loans	$ 762	$ 1,816	$ 1,764
Average impaired loans	1,836	3,441	3,586
Income recognized on impaired loans	89	23	116

Certain officers, directors, and their associates were customers of, and had transactions with, the Company in the ordinary course of business. A summary of loan activity for those directors, executive officers, and their associates with aggregate loan balances outstanding of at least $60,000 during the years ended June 30 are as follows:

	2004	2003
Balance, July 1	$ 535	$ 822
Additions	101	49
Amounts collected	(320)	(336)
Balance, June 30	$ 316	$ 535

8. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are as follows:

	2004	2003	2002
Balance, July 1	$ 2,530	$ 2,758	$ 2,763
Add:			
Provision (recovery) for loan losses	(794)	(228)	57
Recoveries	158	-	6
Less:			
Loans charged off	524	-	68
Balance, June 30	$ 1,370	$ 2,530	$ 2,758

(In thousands, except per share data)

9. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following:

	2004	2003
Investment and mortgage-backed securities	$ 2,135	$ 2,283
Loans receivable	321	517
Total	$ 2,456	$ 2,800

10. FEDERAL HOME LOAN BANK STOCK

The Savings Bank is a member of the FHLB System. As a member, West View maintains an investment in the capital stock of the FHLB of Pittsburgh in an amount not less than 70 basis points of the outstanding unused FHLB borrowing capacity and one-twentieth of its outstanding FHLB borrowings, as calculated throughout the year.

11. PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

	2004	2003
Land and improvements	$ 264	$ 264
Buildings and improvements	2,024	2,024
Furniture, fixtures, and equipment	1,069	1,069
	3,357	3,357
Less accumulated depreciation	2,280	2,126
Total	$ 1,077	$ 1,231

Depreciation charged to operations was $188, $156, and $123, for the years ended June 30, 2004, 2003, and 2002, respectively.

(In thousands, except per share data)

12. DEPOSITS

Deposit accounts are summarized as follows:

	2004		2003	
	Amount	Percent of Portfolio	Amount	Percent of Portfolio
Non-interest-earning checking	$ 10,996	6.8 %	$ 11,302	6.6 %
Interest-earning checking	22,897	14.3	19,215	11.2
Savings accounts	45,837	28.5	44,152	25.8
Money market accounts	14,226	8.9	14,691	9.0
Advance payments by borrowers for taxes and insurance	1,245	0.7	1,610	0.8
	95,201	59.2	90,970	53.4
Savings certificates:				
2.00% or less	38,528	24.0	34,419	20.1
2.01 - 4.00%	16,875	10.5	27,443	16.0
4.01 - 6.00%	8,604	5.4	15,685	9.1
6.01 - 8.00%	1,355	0.9	2,409	1.4
	65,362	40.8	79,956	46.6
Total	$ 160,563	100.0 %	$ 170,926	100.0 %

The maturities of savings certificates at June 30, 2004, are summarized as follows:

Within one year	$ 39,766
Beyond one year but within two years	12,301
Beyond two years but within three years	5,435
Beyond three years	7,860
Total	$ 65,362

Savings certificates with balances of $100,000 or more amounted to $6,944 and $14,161 on June 30, 2004 and 2003, respectively.

Interest expense by deposit category for the years ended June 30 are as follows:

	2004	2003	2002
Interest-earning checking accounts	$ 47	$ 66	$ 94
Savings accounts	334	509	735
Money market accounts	109	183	257
Savings certificates	1,831	2,554	3,996
Advance payments by borrowers for taxes and insurance	15	24	33
Total	$ 2,336	$ 3,336	$ 5,115

(In thousands, except per share data)

13. FEDERAL HOME LOAN BANK ADVANCES

The following table presents contractual maturities of FHLB long-term advances as of June 30:

Description	Maturity range from	Maturity range to	Weighted average interest rate	Stated interest rate range from	Stated interest rate range to		2004		2003
Convertible	02/20/08	06/22/16	5.35 %	2.86 %	6.10 %	$	144,500	$	144,500
Fixed rate	03/16/06	05/03/10	4.97	2.91	5.43		5,236		5,015
						$	149,736	$	149,515

Maturities of FHLB long-term advances at June 30, 2004, are summarized as follows:

Maturing During Fiscal Year Ended June 30:		Amount	Weighted-average Interest Rate
2006	$	4,157	5.42 %
2008		3,000	5.48
2009		5,500	5.16
2010 and thereafter		137,079	5.34
Total	$	149,736	5.34 %

The terms of the convertible advances reset to the three-month London Interbank Offered Rate ("LIBOR") and have various spreads and call dates ranging from three months to seven years. The FHLB has the right to call any convertible select advance on its call date or quarterly thereafter. Should the advance be called, the Company has the right to pay off the advance without penalty. The FHLB advances are secured by the Company's FHLB stock and investment securities and are subject to substantial prepayment penalties.

The Company, also utilized revolving and short-term FHLB advances. Short-term FHLB advances generally mature within 90 days, while revolving FHLB advances may be repaid by the Company without penalty. The following table presents information regarding such advances as of June 30:

		2004		2003
FHLB revolving and short-term advances:				
Ending balance	$	-	$	3,875
Average balance during the year		336		1,149
Maximum month-end balance during the year		2,250		14,350
Average interest rate during the year		2.24 %		1.64 %
Weighted-average rate at year-end		- %		1.35 %

At June 30, 2004, the Company had remaining intermediate term (maturing within five years) borrowing capacity with the FHLB of approximately $61 million.

The FHLB advances are secured by the Company's FHLB stock and investment and mortgage-backed securities held in safekeeping at the FHLB, and are subject to substantial prepayment penalties.

(In thousands, except per share data)

14. OTHER BORROWINGS

Other borrowings include securities sold under agreements to repurchase with securities brokers. The outstanding repurchase agreements generally mature within 1 to 90 days from the transaction date and qualifying collateral has been delivered. The Company pledged investment securities with a carrying value of $91,866 and $9,495 at June 30, 2004 and 2003, respectively, as collateral for the repurchase agreements as explained in Note 4. The following table presents information regarding other borrowings as of June 30:

	2004	2003
Ending balance	$ 91,639	$ 9,453
Average balance during the year	48,749	18,277
Maximum month-end balance during the year	93,639	38,184
Average interest rate during the year	1.12 %	1.50 %
Weighted-average rate at year-end	1.28 %	1.23 %

15. COMMITMENTS AND CONTINGENT LIABILITIES

Loan Commitments

In the normal course of business, there are various commitments that are not reflected in the Bank's financial statements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. Losses, if any, are charged to the allowance for loan losses. Management minimizes its exposure to credit loss under these commitments by subjecting them to credit approval, review procedures, and collateral requirements as deemed necessary. Various loan commitments totaling $20,213 and $19,340 at June 30, 2004 and 2003, respectively, represent financial instruments with off-balance sheet risk. The commitments outstanding at June 30, 2004, contractually mature in less than one year.

Loan commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheet. The same credit policies are used in making commitments and conditional obligations as for on-balance sheet instruments. Generally, collateral, usually in the form of real estate, is required to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are composed primarily of the undisbursed portion of construction and land development loans (Note 6), residential, commercial real estate, and consumer loan originations.

The exposure to loss under these commitments is limited by subjecting them to credit approval and monitoring procedures. Substantially all commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of the loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses.

Litigation

The Company is involved with various legal actions arising in the ordinary course of business. Management believes the outcome of these matters will have no material effect on the consolidated operations or financial condition of WVS.

(In thousands, except per share data)

16. REGULATORY CAPITAL

Federal regulations require the Company and Savings Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I Capital to Risk-Weighted Assets and of Tier I Capital to Average Total Assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from well capitalized to critically undercapitalized. Should any institution fail to meet the requirements to be considered adequately capitalized, it would become subject to a series of increasingly restrictive regulatory actions.

As of June 30, 2004 and 2003, the FDIC categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total Risk-Based, Tier 1 Risk-Based, and Tier 1 Leverage Capital Ratios must be at least 10 percent, 6 percent, and 5 percent, respectively.

The Company's and Savings Bank's actual capital ratios are presented in the following tables, which show that both met all regulatory capital requirements.

	June 30, 2004			
	WVS		West View	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)				
Actual	$ 30,416	19.62 %	$ 27,524	17.98 %
To Be Well Capitalized	15,507	10.00	15,306	10.00
For Capital Adequacy Purposes	12,405	8.00	12,245	8.00
Tier I Capital (to Risk-Weighted Assets)				
Actual	$ 28,918	18.65 %	$ 26,155	17.09 %
To Be Well Capitalized	9,304	6.00	9,184	6.00
For Capital Adequacy Purposes	6,203	4.00	6,123	4.00
Tier I Capital (to Average Total Assets)				
Actual	$ 28,918	6.92 %	$ 26,155	6.30 %
To Be Well Capitalized	20,860	5.00	20,743	5.00
For Capital Adequacy Purposes	16,688	4.00	16,594	4.00

(In thousands, except per share data)

16. REGULATORY CAPITAL (Continued)

	June 30, 2003				
		WVS		West View	
		Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)					
Actual	$	32,941	15.57 %	$ 27,738	13.38 %
To Be Well Capitalized		21,176	10.00	20,737	10.00
For Capital Adequacy Purposes		16,941	8.00	16,590	8.00
Tier I Capital (to Risk-Weighted Assets)					
Actual	$	30,290	14.30 %	$ 25,202	12.15 %
To Be Well Capitalized		12,706	6.00	12,442	6.00
For Capital Adequacy Purposes		8,470	4.00	8,295	4.00
Tier I Capital (to Average Total Assets)					
Actual	$	30,290	8.42 %	$ 25,202	7.07 %
To Be Well Capitalized		17,967	5.00	17,819	5.00
For Capital Adequacy Purposes		14,373	4.00	14,255	4.00

Prior to the enactment of the Small Business Job Protection Act, the Company accumulated approximately $3.9 million of retained earnings, which represent allocations of income to bad debt deductions for tax purposes only. Since there is no amount that represents the accumulated bad debt reserves subsequent to 1987, no provision for federal income tax has been made for such amount. If any portion of this amount is used other than to absorb loan losses (which is not anticipated), the amount will be subject to federal income tax at the current corporate rate.

17. STOCK BENEFIT PLANS

Stock Option Plan

The Company maintains a Stock Option Plan for the directors, officers, and employees. An aggregate of 347,258 shares of authorized but unissued common stock of WVS were reserved for future issuance under this Plan. The stock options typically have an expiration term of ten years, subject to certain extensions and early terminations. The per share exercise price of an incentive stock option shall at a minimum equal the fair market value of a share of common stock on the date the option is granted. The per share exercise price of a compensatory stock option granted shall at least equal the greater of par value or 85 percent of the fair market value of a share of common stock on the date the option is granted. Proceeds from the exercise of the stock options are credited to common stock for the aggregate par value and the excess is credited to paid-in capital.

(In thousands, except per share data)

17. STOCK BENEFIT PLANS (Continued)

Stock Option Plan (Continued)

The following table presents information related to the outstanding options:

	Officers' and Employees' Stock Options	Directors' Stock Options	Weighted-average Exercise Price
Outstanding, June 30, 2001	98,396	11,400	$ 13.89
Granted	-	1,214	15.77
Exercised	(15,068)	(6,200)	9.96
Forfeited	(4,916)	-	15.63
Outstanding, June 30, 2002	78,412	6,414	$ 14.80
Granted	-	-	
Exercised	(4,992)	(1,200)	11.40
Forfeited	-	-	
Outstanding, June 30, 2003	73,420	5,214	$ 15.07
Granted	-	-	
Exercised	(34,028)	(800)	15.19
Forfeited	(80)	-	5.00
Outstanding, June 30, 2004	39,312	4,414	$ 14.99
Exercisable at year-end	39,312	4,414	$ 14.99
Available for future grant	-	-	

At June 30, 2004, for officers and employees there were 39,312 options outstanding, exercisable at a weighted-average exercise price of $15.03, and a weighted-average remaining contractual life of 3.84 years.

There were also 4,414 options outstanding and exercisable for directors with a weighted-average exercise price of $14.70, and a weighted-average remaining contractual life of 5.33 years.

(In thousands, except per share data)

17. STOCK BENEFIT PLANS (Continued)

Recognition and Retention Plans ("RRP")

The Company also maintains an RRP for substantially all officers, employees, and directors of the Company. The objective of the RRPs is to enable the Company to retain its corporate officers, key employees, and directors who have the experience and ability necessary to manage WVS and the Savings Bank. Officers and key employees of the Company who were selected by members of a Board-appointed committee are eligible to receive benefits under the RRPs. Non-employee directors of the Company are eligible to participate in the RRP for directors.

An aggregate of 300,000 shares of common stock of WVS were acquired at conversion for future issuance under these plans, of which 60,000 shares are subject to the RRP for directors and 240,000 shares are subject to the RRP for officers and key employees.

The RRP expired during 2004 and all unissued shares were retired. RRP costs are accrued to operations and added back to stockholders' equity over a four to ten-year vesting period. Net compensation expense attributed to the RRPs amounted to $5, $23, and $59 for the years ended June 30, 2004, 2003, and 2002.

Employee Stock Ownership Plan ("ESOP")

WVS maintains an ESOP for the benefit of officers and Savings Bank employees who have met certain eligibility requirements related to age and length of service. Compensation expense for the ESOP was $100, $100, and $200 for the years ended June 30, 2004, 2003, and 2002, respectively. Total ESOP shares as of June 30, 2004 and 2003, were 226,839 and 219,865, respectively.

18. DIRECTOR, OFFICER, AND EMPLOYEE BENEFITS

Profit Sharing Plan

The Company maintains a non-contributory profit sharing 401(k) plan (the "Plan") for its officers and employees who have met the age and length of service requirements. The Plan is a defined contribution plan with the contributions based on a percentage of salaries of the Plan participants. The Company made no contributions to the Plan for the three years ended June 30, 2004, 2003, and 2002.

Directors' Deferred Compensation Plan

The Company maintains a deferred compensation plan (the "Plan") for directors who elect to defer all or a portion of their directors' fees. Deferred fees are paid to the participants in installments commencing in the year following the year the individual is no longer a member of the Board of Directors.

The Plan allows for the deferred amounts to be paid in shares of common stock at the prevailing market price on the date of distribution. For fiscal years ended June 30, 2004, 2003, and 2002, 39,539, 37,939, and 48,311 shares, respectively, were held by the Plan.

(In thousands, except per share data)

19. INCOME TAXES

The provision for income taxes consists of:

	2004	2003	2002
Currently payable:			
Federal	$ 366	$ 794	$ 1,667
State	82	233	239
	448	1,027	1,906
Deferred	171	43	(93)
Total	$ 619	$ 1,070	$ 1,813

The following temporary differences gave rise to the net deferred tax assets at June 30:

	2004	2003
Deferred tax assets:		
Allowance for loan losses	$ 466	$ 860
Deferred compensation	270	314
Accrued interest receivable on loans	225	226
Net operating loss carryforward	72	-
Alternative minimum tax credit	174	-
Total gross deferred tax assets	1,207	1,400
Deferred tax liabilities:		
Bad debt reserve for tax reporting purposes	-	19
Net unrealized gain on securities available for sale	145	169
Deferred origination fees, net	209	204
Premises and equipment	67	75
Total gross deferred tax liabilities	421	467
Net deferred tax assets	$ 786	$ 933

No valuation allowance was established at June 30, 2004 and 2003, in view of the Company's ability to carryback to taxes paid in previous years, future anticipated taxable income, which is evidenced by the Company's earnings potential, and deferred tax liabilities at June 30.

(In thousands, except per share data)

19. INCOME TAXES (Continued)

The following is a reconciliation between the actual provision for income taxes and the amount of income taxes which would have been provided at federal statutory rates for the years ended June 30:

	2004		2003		2002	
	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
Provision at statutory rate	$ 993	34.0 %	$ 1,502	34.0 %	$ 2,129	34.0 %
State income tax, net of federal tax benefit	54	1.9	154	3.5	158	2.5
Tax exempt income	(558)	(19.1)	(549)	(12.4)	(555)	(8.9)
Other, net	130	4.4	(37)	(0.9)	81	1.4
Actual tax expense and effective rate	$ 619	21.2 %	$ 1,070	24.2 %	$ 1,813	29.0 %

The Bank is subject to the Pennsylvania Mutual Thrift Institutions Tax, which is calculated at 11.5 percent of earnings.

20. REGULATORY MATTERS

Cash and Due From Banks

The Federal Reserve requires the Savings Bank to maintain certain reserve balances. The required reserves are computed by applying prescribed ratios to the Savings Bank's average deposit transaction account balances. As of June 30, 2004 and 2003, the Savings Bank had required reserves of $808 and $763, respectively. The required reserves are held in the form of vault cash and a non-interest-bearing depository balance maintained directly with the Federal Reserve.

Loans

Federal law prohibits the Company from borrowing from the Savings Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to 10 percent of the Savings Bank's capital surplus.

Dividend Restrictions

The Savings Bank is subject to the Pennsylvania Banking Code, which restricts the availability of surplus for dividend purposes. At June 30, 2004, surplus funds of $3,363 were not available for dividends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values at June 30 are as follows:

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and cash equivalents	$ 3,054	$ 3,054	$ 2,815	$ 2,815
Trading securities	993	993	-	-
Investment securities	273,589	275,519	147,482	151,677
Mortgage-backed securities	75,590	75,456	111,879	112,301
Net loans receivable	67,968	70,170	91,669	98,108
Accrued interest receivable	2,456	2,456	2,800	2,800
FHLB stock	7,532	7,532	7,797	7,797
FINANCIAL LIABILITIES				
Deposits	$ 160,563	$ 160,657	$ 170,926	$ 171,830
FHLB advances	149,736	153,944	153,390	163,829
Other borrowings	91,639	91,639	9,453	9,453
Accrued interest payable	1,197	1,197	1,449	1,449

Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from or to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors, as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates, which are inherently uncertain, the resulting estimated values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated values are based may have a significant impact on the resulting estimated values.

As certain assets and liabilities, such as deferred tax assets, premises and equipment, and many other operational elements of WVS are not considered financial instruments, but have value, this estimated fair value of financial instruments would not represent the full market value of WVS.

Estimated fair values have been determined by WVS using the best available data, as generally provided in internal Savings Bank reports and regulatory reports, using an estimation methodology suitable for each category of financial instruments. The estimation methodologies used are as follows:

21. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Cash and Cash Equivalents, Interest-Earning Demand Deposits, Accrued Interest Receivable and Payable, and Other Borrowings

The fair value approximates the current book value.

Investment Securities, Mortgage-Backed Securities, and FHLB Stock

The fair value of investment and mortgage-backed securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities. Since the FHLB stock is not actively traded on a secondary market and held exclusively by member financial institutions, the estimated fair market value approximates the carrying amount.

Net Loans Receivable and Deposits

Fair value for consumer mortgage loans is estimated using market quotes or discounting contractual cash flows for prepayment estimates. Discount rates were obtained from secondary market sources, adjusted to reflect differences in servicing, credit, and other characteristics.

The estimated fair values for consumer, fixed rate commercial, and multi-family real estate loans are estimated by discounting contractual cash flows for prepayment estimates. Discount rates are based upon rates generally charged for such loans with similar credit characteristics.

The estimated fair value for nonperforming loans is the appraised value of the underlying collateral adjusted for estimated credit risk.

Demand, savings, and money market deposit accounts are reported at book value. The fair value of certificates of deposit is based upon the discounted value of the contractual cash flows. The discount rate is estimated using average market rates for deposits with similar average terms.

FHLB Advances

The fair values of fixed rate advances are estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount on variable rate advances approximates their fair value.

Commitments to Extend Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 15 to these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

22. PARENT COMPANY

Condensed financial information of WVS Financial Corp. is as follows:

CONDENSED BALANCE SHEET

	June 30, 2004	June 30, 2003
ASSETS		
Interest-earning deposits with subsidiary bank	$ 868	$ 718
Investment securities available for sale	2,120	4,153
Investment and mortgage-backed securities held to maturity	-	250
Investment in subsidiary bank	26,257	25,360
Loan receivable	-	114
Accrued interest receivable and other assets	64	118
TOTAL ASSETS	$ 29,309	$ 30,713
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	$ 110	$ 95
Stockholders' equity	29,199	30,618
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 29,309	$ 30,713

CONDENSED STATEMENT OF INCOME

	Year Ended June 30, 2004	2003	2002
INCOME			
Loans	$ 2	$ 27	$ 45
Investment and mortgage-backed securities	89	111	118
Dividend from subsidiary	1,300	2,400	3,800
Investment securities gains, net	20	64	-
Interest-earning deposits with subsidiary bank	10	33	50
Total income	1,421	2,635	4,013
OTHER OPERATING EXPENSE	104	111	96
Income before equity in undistributed earnings of subsidiary	1,317	2,524	3,917
Equity in undistributed earnings of subsidiary	983	840	558
Income before income taxes	2,300	3,364	4,475
Income tax expense (benefit)	(2)	16	27
NET INCOME	$ 2,302	$ 3,348	$ 4,448

(In thousands, except per share data)

21. PARENT COMPANY (Continued)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended June 30, 2004	2003	2002
OPERATING ACTIVITIES			
Net income	$ 2,302	$ 3,348	$ 4,448
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed net income of subsidiary	(983)	(840)	(558)
Investment securities gains	(20)	(64)	-
Amortization (accretion) of investment discounts and premiums, net	(3)	22	(23)
Other, net	119	45	89
Net cash provided by operating activities	1,415	2,511	3,956
INVESTING ACTIVITIES			
Available for sale:			
Purchase of investment and mortgage-backed securities	(3,321)	(4,934)	(9,148)
Proceeds from repayments of investment and mortgage-backed securities	5,183	2,582	8,159
Proceeds from sales of investment securities	251	639	-
Held to maturity:			
Purchases of investment and mortgage-backed securities	(3,199)	(1,817)	(7,789)
Proceeds from repayments of investment and mortgage-backed securities	3,451	1,555	10,304
Net decrease (increase) in loans receivable	115	354	(468)
Net cash provided by (used for) investing activities	2,480	(1,621)	1,058
FINANCING ACTIVITIES			
Net proceeds from exercise of stock options	489	71	212
Cash dividends paid	(1,624)	(1,674)	(1,743)
Purchases of treasury stock	(2,610)	(1,634)	(1,544)
Net cash used for financing activities	(3,745)	(3,237)	(3,075)
Increase (decrease) in cash and cash equivalents	150	(2,347)	1,938
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	718	3,065	1,127
CASH AND CASH EQUIVALENTS END OF YEAR	$ 868	$ 718	$ 3,065

(In thousands, except per share data)

23. SELECTED QUARTERLY FINANCIAL DATA (unaudited)

	Three Months Ended			
	September 2003	December 2003	March 2004	June 2004
Total interest and dividend income	$ 3,811	$ 3,956	$ 4,067	$ 4,172
Total interest expense	2,769	2,760	2,716	2,742
Net interest income	1,042	1,196	1,351	1,430
Provision (recovery) for loan losses	(133)	(624)	(14)	(23)
Net interest income after provision for loan losses	1,175	1,820	1,365	1,453
Total noninterest income	194	161	163	197
Total noninterest expense	892	938	899	878
Income before income taxes	477	1,043	629	772
Income taxes	125	273	165	56
Net income	$ 352	$ 770	$ 464	$ 716
Per share data:				
Net income				
Basic	$ 0.14	$ 0.30	$ 0.18	$ 0.29
Diluted	0.14	0.30	0.18	0.29
Average shares outstanding				
Basic	2,575,242	2,560,420	2,525,612	2,481,206
Diluted	2,585,081	2,569,578	2,533,697	2,488,556

(In thousands, except per share data)

23. SELECTED QUARTERLY FINANCIAL DATA (unaudited) (Continued)

	Three Months Ended			
	September 2002	December 2002	March 2003	June 2003
Total interest and dividend income	$ 5,432	$ 5,023	$ 4,636	$ 4,140
Total interest expense	3,188	3,018	2,841	2,763
Net interest income	2,244	2,005	1,795	1,377
Provision (recovery) for loan losses	18	-	(89)	(157)
Net interest income after provision for loan losses	2,226	2,005	1,884	1,534
Total noninterest income	243	172	152	158
Total noninterest expense	1,120	1,045	975	816
Income before income taxes	1,349	1,132	1,061	876
Income taxes	349	351	329	41
Net income	$ 1,000	$ 781	$ 732	$ 835
Per share data:				
Net income				
Basic	$ 0.38	$ 0.30	$ 0.28	$ 0.32
Diluted	0.37	0.30	0.28	0.32
Average shares outstanding				
Basic	2,661,933	2,631,112	2,593,546	2,582,813
Diluted	2,667,220	2,636,633	2,598,775	2,594,053

COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION

WVS Financial Corp.'s common stock is traded on the Nasdaq Stock Market[SM] National Market System under the symbol "WVFC".

The following table sets forth the high and low market prices of a share of common stock, and cash dividends declared per share, for the periods indicated.

	Market Price		Cash Dividends
Quarter Ended	High	Low	Declared
June 04	$19.400	$17.110	$0.16
March 04	19.980	17.350	0.16
December 03	18.400	16.810	0.16
September 03	18.650	16.500	0.16
June 03	$18.930	$16.200	$0.16
March 03	16.250	15.410	0.16
December 02	16.250	15.100	0.16
September 02	16.050	15.800	0.16

There were six Nasdaq Market Makers in the Company's common stock as of June 30, 2004: Boenning & Scattergood Inc.; Schwab Capital Markets; Sandler O'Neill & Partners; Boston Stock Exchange; Ryan Beck & Co., Inc.; and Knight Equity Markets, L.P.

According to the records of the Company's transfer agent, there were approximately 785 shareholders of record at September 8, 2004. This does not include any persons or entities who hold their stock in nominee or "street name" through various brokerage firms.

Dividends are subject to determination and declaration by the Board of Directors, which takes into account the Company's financial condition, statutory and regulatory restrictions, general economic condition and other factors.

WVS FINANCIAL CORP.
CORPORATE INFORMATION

CORPORATE OFFICES

WVS FINANCIAL CORP. • WEST VIEW SAVINGS BANK
9001 Perry Highway Pittsburgh, PA 15237
412-364-1911

COMMON STOCK
The common stock of WVS Financial Corp. is traded on The Nasdaq Stock Market^{SM} under the symbol "WVFC".

TRANSFER AGENT & REGISTRAR
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948

CORPORATE SECRETARY AND INVESTOR RELATIONS
Pamela M. Tracy
412-364-1911

COUNSEL
Bruggeman & Linn

SPECIAL COUNSEL
Elias, Matz, Tiernan & Herrick L.L.P.
Washington, DC

WEST VIEW SAVINGS BANK
9001 Perry Highway
Pittsburgh, PA 15237
412-364-1911

WEST VIEW OFFICE
456 Perry Highway
412-931-2171

CRANBERRY OFFICE
20531 Perry Highway
412-931-6080/724-776-3480

FRANKLIN PARK OFFICE
2566 Brandt School Road
724-935-7100

BELLEVUE OFFICE
572 Lincoln Avenue
412-761-5595

SHERWOOD OAKS OFFICE
Serving Sherwood Oaks
Cranberry Twp.

LENDING DIVISION
2566 Brandt School Road
724-935-7400

BOARD OF DIRECTORS

David L. Aeberli
Funeral Director
McDonald-Aeberli Funeral Home, Inc.

Arthur H. Brandt
Former President and CEO
Brandt Excavating, Inc. and
Brandt Paving, Inc.

David J. Bursic
President and Chief Executive Officer
WVS Financial Corp. and
West View Savings Bank

Donald E. Hook
Chairman
Pittsburgh Cut Flower Co.

Lawrence M. Lehman
Sole Proprietor
Newton-Lehman Insurance Agency

John M. Seifarth
Senior Engineer - Consultant
Nichols & Slagle Engineering, Inc.

Margaret VonDerau
Former Senior Vice President
and Corporate Secretary
WVS Financial Corp. and
West View Savings Bank

EXECUTIVE OFFICERS

Donald E. Hook
Chairman

David J. Bursic
President and
Chief Executive Officer

Jonathan D. Hoover
Vice President of Bank Operations

Bernard P. Lefke
Vice President of Savings

Keith A. Simpson
Vice President, Treasurer and
Chief Accounting Officer

The members of the Board of Directors serve in that capacity for both the Company and the Savings Bank.

WVS

WVS FINANCIAL CORP.

A Tradition of Quality Banking